UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
UNDER the Securities Exchange Act of 1934

For the month of June 2022
Commission File No.: 001-40099

GOLD ROYALTY CORP.
(Translation of registrant’s name into English)

1030 West Georgia Street, Suite 1830

Vancouver, British Columbia, V6E 2Y3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In connection with the anticipated filing of a Registration Statement on Form F-3, Gold Royalty Corp. (the “Company”) is filing this Form 6-K to provide (i) updated unaudited pro forma condensed combined financial information, giving effect to the August 23, 2021 acquisition by the Company of all the issued and outstanding common shares of Ely Gold Royalties Inc. and the November 5, 2021 acquisition by the Company of all the issued and outstanding common shares of Golden Valley Mines and Royalties Ltd. and the noncontrolling interests in Golden Valley’s subsidiary, Abitibi Royalties Inc., and (ii) updated financial statements for each of Ely Gold Royalties Inc., Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd.

The updated unaudited pro forma financial information has been presented for informational purposes only. It does not purport to project the future financial position or operating results of the Company following the acquisitions of Ely Gold Royalties Inc., Golden Valley Mines and Royalties Ltd. and Abitibi Royalties Inc.

Exhibit Index

Exhibit	Description

99.1	Unaudited Pro Forma Condensed Combined Statements of Loss for the year ended September 30, 2021 and for the six months ended March 31, 2022

99.2	Ely Gold Royalties Inc. Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.3	Ely Gold Royalties Inc. Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021 and 2020

99.4	Abitibi Royalties Inc. Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.5	Abitibi Royalties Inc. Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021 and 2020

99.6	Golden Valley Mines and Royalties Ltd. (formerly Golden Valley Mines Ltd.) Consolidated Financial Statements for the year ended December 31, 2020 and 2019

99.7	Golden Valley Mines and Royalties Ltd. Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021 and 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Royalty Corp.

Date: June 13, 2022	By:	/s/ Josephine Man
	Name:	Josephine Man
	Title:	Chief Financial Officer